                                                                    EXHIBIT 12.1

                                 ASK JEEVES INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                            SIX MONTHS ENDED
                                                JUNE 30,                      YEARS ENDED DECEMBER 31,
                                                  2003         2002        2001         2000         1999       1998
                                                  ----         ----        ----         ----         ----       ----
Earnings available to cover fixed charges:
   Pre-tax income (loss) from
   continuing operations                        $13,978       $(10,855)   $(409,765)   $(164,652)   $(30,249)   $(3,817)
   Plus: Fixed charges                              836          1,780        2,353        2,401         685         66
                                                -------       --------    ---------    ---------    --------    -------
Earnings available to cover fixed
charges                                          14,814         (9,075)    (407,412)    (162,251)    (29,564)    (3,751)
                                                -------       --------    ---------    ---------    --------    -------
Fixed charges(a):
   Interest expense                                 164            478          630          467         187          6
   Estimate of interest within rental
   expense                                          672          1,302        1,723        1,934         498         60
                                                -------       --------    ---------    ---------    --------    -------
Total fixed charges                                 836          1,780        2,353        2,401         685         66
                                                -------       --------    ---------    ---------    --------    -------
RATIO OF EARNINGS TO FIXED CHARGES                17.72             --(b)        --(c)        --(d)       --(e)      --(f)

(a) Fixed charges primarily represent the interest factor associated with certain operating leases which approximate 47% of the related total operating lease expense.

(b) Earnings in 2002 were inadequate to cover fixed charges. The coverage deficiency was approximately $10.9 million.

(c) Earnings in 2001 were inadequate to cover fixed charges. The coverage deficiency was approximately $409.8 million.

(d) Earnings in 2000 were inadequate to cover fixed charges. The coverage deficiency was approximately $164.7 million.

(e) Earnings in 1999 were inadequate to cover fixed charges. The coverage deficiency was approximately $30.2 million.

(f) Earnings in 1998 were inadequate to cover fixed charges. The coverage deficiency was approximately $3.8 million.